Exhibit 99.1

NLS Initiates Phase 2 Trial for Quilience in Narcolepsy and Announces First Patient Enrolled

Switzerland/Stans, September 14, 2021 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage pharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces the initiation of its Phase 2 clinical trial evaluating Quilience® (mazindol extended release or “ER”) as a once-daily monotherapy for the treatment of excessive daytime sleepiness (EDS) and cataplexy, the primary symptoms of narcolepsy. The Company has begun enrolling patients and plans to conduct the trial in approximately 30 specialized centers across the U.S. and Europe.

The trial is expected to enroll 60 patients with both narcolepsy Type 1 and Type 2, who will receive treatment with either a 3mg dose of Quilience (mazindol ER) once daily for 28 days, or placebo. Patients in the trial will be randomized 1:1 into each treatment arm. The primary endpoint of the trial is the change from baseline in EDS as measured by the Epworth Sleepiness Scale (ESS), and a key secondary endpoint is the change from baseline in mean weekly number of cataplexy attacks in the anticipated subset of patients with cataplexy. Patients who complete the 4-week clinical study period will have the option to enroll in an open label extension (OLE) study, where each patient will be eligible to receive Quilience for an additional 6 months.

“Initiating this clinical trial is an important milestone for NLS, and we remain focused on delivering top line results by year-end to demonstrate the potential benefits and safety profile of Quilience in the treatment of narcolepsy,” said Alex Zwyer, Chief Executive Officer of NLS. “Quilience’s unique mechanism of action, including its partial agonism of the orexin-2 receptor, has the potential to provide significant benefits to patients suffering from narcolepsy, which remains a major unmet medical need. I am thankful for all of the centers that are participating in this trial on behalf of their patients, and to our internal clinical and medical teams who have worked hard to move this trial along expediently as we seek to bring Quilience to the market as rapidly as possible.”

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss-based clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience® is a proprietary extended-release formulation of mazindol (mazindol ER) and is being developed for the treatment of narcolepsy. Mazindol is a triple monoamine reuptake inhibitor and partial orexin-2 receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. NLS completed a phase 2 study in the U.S. evaluating NolazolÒ (mazindol controlled-release) in adult subjects with ADHD. The study met all primary and secondary endpoints and was well-tolerated. Quilience has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the expected patient enrollment, clinical sites, dosing and primary endpoints of the clinical trial, the potential for trial patients to participate in an OLE study, the expected timing of the announcement of topline results and the potential benefits of Quilience. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS's products may not be approved by regulatory agencies, NLS's technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS's process; NLS's products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS's patents may not be sufficient; NLS's products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov.

Corporate Contact

Alex Zwyer, CEO: +41 41 618 80 00

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

www.nlspharma.com